TransAlta declares dividend

CALGARY, Alberta (Oct. 26, 2006) – TransAlta Corporation (TSX: TA; NYSE: TAC) today declared a dividend of $0.25 per share on common shares payable Jan. 1, 2007 to shareholders of record at the close of business Dec. 1, 2006.

TransAlta previously announced it has amended its Dividend Reinvestment and Share Purchase Plan (DRASP) effective Jan. 1, 2007. As a result, after Dec. 31, 2006 the five per cent discount on the price of shares purchased through the DRASP and issued from treasury will be suspended. After Dec. 31, 2006 shares purchased under the DRASP will be acquired in the open market at 100 per cent of the average purchase price of common shares acquired on the Toronto Stock Exchange on the investment dates.

At the discretion of the Board of Directors a discount of up to five per cent may be reinstated on common shares issued from treasury.  The Corporation will communicate in its quarterly dividend announcements or by way of news release if and when the discount is applicable.

A copy of the revised TransAlta DRASP brochure is available on TransAlta’s website at www.transalta.com under the Shareholder Information section of the Investor tab. Participants may also contact CIBC Mellon Trust Company at 1-800-387-0825 to request for a brochure to be mailed to them.

The TransAlta common shares issuable under the DRASP have not been registered under the U.S. Securities Act of 1933 or under the securities laws of any U.S. state, and are not being offered for sale in the U.S. or any of its territories or possessions. U.S. persons and residents are not eligible to participate in the DRASP. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities in the U.S., or any offer to or solicitation from any U.S. person or resident.

All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Sneh Seetal

Jennifer Pierce

Senior Advisor, Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com